Half-year financial report

as of 30 June 2018

2	Biofrontera AG Half-year financial report as at June 30, 2018

Key figures and highlights for the first half of 2018

Sales revenue and financial trends

●	Revenue: EUR 9.0 million (+79% compared to H1 2017)

●	Revenue from product sales: EUR 8.8 million (+109% compared to H1 2017)

●	U.S. sales revenue exceeds expectations

●	Loss before income tax: EUR -7.7 million

●	Cash and cash equivalents of EUR 26.3 million

●	Successful capital increase and dual listing on the U.S. NASDAQ Stock Market in February 2018

●	Early repayment of the remaining position of EUR 50 thousand of the 6% subordinated convertible bond 2016/2021 on 30 April 2018

Operational performance

●	Receipt of J- and CPT-Codes in the U.S.

●	Launch of dedicated sales team in the UK and appointment of Alexander Richardson to head the UK team

●	Approval for reimbursement of Ameluz® by the Scottish Medicine Consortium (SMC)

●	Approval for Ameluz® in combination with daylight PDT by the Europe Commission

●	Receipt of positive 12-month follow-up results of the phase III trial for daylight PDT

Biofrontera AG Half-year financial report as at June 30, 2018	3

Key Group figures

EUR thousands	6M 2018	6M 2017
Results of operations
Sales revenue	8,969.2	5,006.4
from product sales	8,837.9	4,221.5
from development projects	91.3	784.9
other	40.0	0.0
Research & development costs	(2,187.7)	(2,185.4)
Sales costs	(8,310.9)	(8,275.3)
General administrative costs	(4,078.9)	(1,695.5)

Loss from operations	(7,261.4)	(7,785.2)
Loss before income tax	(7,684.9)	(8,736.6)
Total loss for the period	(8,095.5)	(8,140.6)

Statement of cash flows
Cash flow used in operating activities	(6.833,5)	(8,087.0)
Cash flow used in investment activities	(176.6)	(192.2)
Cash flow from financing activities	22,154.5	4,604.6

EUR thousands (unless stated otherwise)	6M 2018	6M 2017
Key balance sheet figures
Total assets	34,041.5	19,347.9
Current liabilities (excluding provisions)	2,958.3	4,425.0
Non-current liabilities	13,023.5	2,654.0
Equity	17,312.8	10,388.9

Cash and cash equivalents	26,251.0	11,451.5

Employees as of 30 June	138	124

Biofrontera share
Shares outstanding (number as of 30 June)	44,506,980	38,416,428
Share price (Xetra closing price on 30 June in EUR)	5.20	3.68

4	Biofrontera AG Half-year financial report as at June 30, 2018

The Biofrontera share

Key share data

Key data for the registered shares
Share class	Registered shares (no par value)
Stock exchange	Frankfurt Stock Exchange
Other trading platforms	XETRA, Berlin, Düsseldorf, Munich, Stuttgart, Tradegate
Transparency level	Prime Standard
Shares issued as of 30/06/2018	44,506,980
Share capital	EUR 44,506,980
ISIN	DE0006046113
WKN (German Securities Identification Number)	604611
Ticker symbol	B8F
Designated Sponsor	Lang & Schwarz Broker GmbH
Share price as of 30/06/2018	EUR 5.20
6-month high*	EUR 7.19
6-month low*	EUR 4.16
Market capitalisation as of 30/06/2018	EUR 231.4 million

* All share prices based on XETRA closing prices

Recent share price performance

Based on B8F Xetra and TecDax closing prices from 2 January to 24 August 2018.

Biofrontera AG Half-year financial report as at June 30, 2018	5

Key data for the American Depositary Shares (ADS)
Securities traded	American Depositary Shares
Stock exchange	NASDAQ
Market segment	NASDAQ Capital Market
Ticker symbol	BFRA
CUSIP	09075G105
ADS ISIN	US09075G1058
Ratio	1 ADS: 2 ordinary shares
Depositary Bank	BNY Mellon
Share price as of 30/06/2018	USD 12.15
6-month high*	USD 17.20
6-month low*	USD 11.68
Market capitalisation as of 30/06/2018	USD 270.4 million
Other trading platform	Stuttgart
WKN (German Securities Identification Number)	A2JEEX
Ticker symbol	B8FE

* All share prices based on NASDAQ closing prices

Annual General Meeting

This year’s ordinary annual general meeting (AGM) of Biofrontera AG was held on 11 July 2018. Around 63% of the share capital was represented. The members of the Management and Supervisory boards were discharged for the 2017 financial year in accordance with the resolutions proposed by the Management and Supervisory boards. In accordance with the resolution proposed by the Supervisory Board, Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft was appointed auditor for Biofrontera AG and the Biofrontera Group for the 2018 financial year. Mr. Reinhard Eyring, who was appointed to the Supervisory Board until the end of the AGM by way of a resolution by the Cologne District Court to succeed Mr. Mark Reeth, who had resigned as of 31 October 2017, was elected to the Supervisory Board pursuant to the resolution proposed by the Supervisory Board until the end of the AGM, which approves the discharge for the financial year ending on 31 December 2020.

One shareholder, Deutsche Balaton AG, had proposed by way of a supplementary demand the extension of the agenda by a total of 14 additional agenda items (agenda items 7 to 20). The AGM rejected the resolutions submitted by Deutsche Balaton AG relating to agenda items 7 to 20.

Conferences

Representatives of Biofrontera AG participated in the following capital market conferences during the first half of 2018:

Date	Conference
8-11 January 2018	JP Morgan 36th Annual Healthcare Conference (San Francisco)
10-11 April 2018	DKBIO 2018, Boston
15 May 2018	10th DVFA Spring Conference (Frankfurt)

6	Biofrontera AG Half-year financial report as at June 30, 2018

Further financial instruments

Key data for the 2016-2021 Convertible Bond
Stock exchange	Not admitted to trading
WKN (German Securities Identification Number)	A2BPFQ
ISIN	DE000A2BPFQ5
Term, final maturity date	4 years, 31 December 2020 (repaid early)
Coupon	6%
Par/denomination	EUR 100.00
Total volume	EUR 4,999,000
Initial conversion price	EUR 3.00
Conversion price from 01/01/2017	EUR 4.00
Conversion price from 01/01/2018	EUR 5.00
Conversion price from 15/03/2018	EUR 4.75

Key data for the 2017-2022 Convertible Bond
Stock exchange	Düsseldorf, since February 2017
WKN (German Securities Identification Number)	A2BPDE
ISIN	DE000A2BPDE6
Term, final maturity date	5 years, 31 December 2021
Coupon	6%
Par/denomination	EUR 100.00
Total volume	EUR 4,999,000
of which converted as of 30/06/2018	EUR 2,390,900
Initial conversion price	EUR 3.50
Conversion price from 01/04/2017	EUR 4.00
Conversion price from 01/01/2018	EUR 5.00
Conversion price from 15/03/2018	EUR 4.75

Biofrontera AG Half-year financial report as at June 30, 2018	7

Interim Group management report for the first half of the 2018 financial year

Group strategy

The Biofrontera Group’s strategic objective is to position itself globally as a pharmaceuticals company specializing in photodynamic therapy (PDT). Focus areas of activity include further expanding our product sales, as well as extending the approvals of Ameluz® to include further indications to enhance its brand potential.

Biofrontera is the first German start-up company to receive centralized approval for a completely independently developed medication marketed under the Ameluz® brand. Since its launch in February 2012, Biofrontera has been deploying its own sales force to market Ameluz® among dermatologists in Germany, as well as in Spain since March 2015. Ameluz® has been available in the United Kingdom for some years but has only been actively marketed and sold by Biofrontera since May 2018 due to the recent approvals for field cancerisation, basal cell carcinoma (BCC) and the application of daylight PDT. Licensing partners distribute the drug in several other European Union countries, as well as in Israel and Switzerland.

A U.S. subsidiary, Biofrontera Inc., based in Wakefield, Massachusetts, has been set up to market in the U.S. The U.S. subsidiary has established all functions and meanwhile received all licences required for a sales and marketing company in the pharmaceuticals and medical products area. Many important aspects such as approvals, production, IT, clinical trials etc., continue to be covered exclusively by the German companies with worldwide responsibility.

For all of the markets Biofrontera serves, Ameluz® is produced by a contract manufacturer in Switzerland. The PDT lamp is produced at Biofrontera’s headquarters in Leverkusen, Germany.

Since 2016, significant regulatory progress has set the course for a successful future for Biofrontera. In particular, the approval of Ameluz® by the American regulator, the U.S. Food and Drug Administration (FDA), in May 2016, the EU approval for the treatment of field cancerisation in July 2016, and the expanded indication for basal cell carcinoma in January 2017. In March 2018, the European Commission also approved the application of Ameluz® in combination with daylight PDT, an important application for the European market.

While the potential of Ameluz® is far from being exhausted (Biofrontera is currently pursuing the development for basal cell carcinoma in the U.S., and the efficacy of PDT for various other indications has also already been shown), the company has already successfully positioned the product in both the European and the U.S. market.

After less than two years, the U.S. has become the most important market for Ameluz®. In the first half of 2018, 73% of sales revenues were generated in the U.S., and this percentage is anticipated to increase further. For this reason, it is logical that Biofrontera’s focus is being increasingly directed to the U.S. This is also one of the reasons for the decision to complete a dual listing on a stock exchange in our largest market, and thereby strengthen our recognition among American customers and investors. Thus, Biofrontera listed the company’s shares on the NASDAQ technology stock exchange in February 2018.

The first half of 2018 was again a quite crucial and very successful period for Biofrontera, with further important preparations made for the future. Given this, and the related challenges for Biofrontera, the Group also strengthened its employee base. The number of the company’s staff grew from 124 to 138 during the period under review, of which 53 employees are employed in the U.S.

8	Biofrontera AG Half-year financial report as at June 30, 2018

Products

Ameluz®

Ameluz® 78 mg/g Gel (“Love the Light” – development name: BF-200 ALA) received a first centralized European approval for the treatment of mild and moderate actinic keratoses (AK) on the face and scalp in December 2011. Its significant superior effect compared to its direct competitor product Metvix® was proven for this indication during Phase III development. Actinic keratoses are superficial forms of skin cancer, and a risk exists that they can spread to deeper layers of skin, and thereby form squamous cell carcinoma. The combination of Ameluz® with light treatment is an innovative approach that constitutes a form of photodynamic therapy (PDT). The product information approved by the European Medicines Agency (EMA) explicitly mentions the significant superiority of Ameluz® for removing all of a patient’s keratoses compared to its direct competitor product.

In the Phase III approval trials, Ameluz® showed excellent healing rates and demonstrated marked and statistically significant superiority in relation to the approved comparator product tested in parallel. In the first Phase III trial in which the drug was combined with an LED lamp, all keratoses were completely removed in 87% of patients treated with Ameluz®, and in terms of the number of individual keratosis lesions, as many as 96% were completely eradicated (all the values stated are ITT – intent to treat – values). In the second Phase III approval trial, the effectiveness of Ameluz® was tested in comparison with the approved standard medication. The results of the trial provided evidence that Ameluz® was clearly superior to the competitor product already available in Europe at the time. Based on the average for all lamps, Ameluz® resulted in the complete clearance of actinic keratoses in 78% of patients, whereas the approved competitor product achieved a clearance rate of only 64%. With LED lamps, the clearance rates increased to 85% for Ameluz® and 68% for the competitor product. The side effect profile for both products was similar.

Since the approval in the U.S. requires the combination of drug and lamp, Biofrontera has developed its own PDT lamp, BF-RhodoLED®, and has had it CE-certified in the EU, which also required the entire company to be certified pursuant to the ISO 9001 and ISO 13485 standards. In preparation for the approval in the U.S., a Phase III trial was performed with a combination of Ameluz® and BF-RhodoLED®. With this combination, 91% of patients were cleared of all keratoses, and in terms of the number of individual lesions, 94% were completely removed after treatment (99.1% of mild and 91.7% of moderate lesions).

As it has been widely reported in the specialist literature that PDT enjoys pronounced skin-rejuvenating properties, particularly in the case of sun-damaged skin, and in this trial – for the first time in a Phase III trial of PDT anywhere in the world – the drug was applied over large surface areas (field-directed therapy), the cosmetic result was measured without taking the disappearance of the keratotic lesions into account. All the skin ageing parameters that were tested improved significantly as a result of the treatment. An improvement in the UV-induced skin ageing of patients treated with Ameluz® observed immediately after PDT continued to develop during the follow-up period. Before PDT, only 14.8% of patients had no impairments to the surface of the skin. While twelve weeks after the last PDT, 63% of patients were already free of such cosmetic damage, this percentage rose to 72.2% after a year. Similar results were also observed for pigment disorders. Before PDT, hyperpigmentation occurred in 59.3% and hypopigmentation in 46.3% of patients, with 48.1% exhibiting irregular pigmentation. Twelve weeks after Ameluz® PDT, these rates initially fell to 42.6%, 29.6% and 29.6%, and decreased over the course of a year to 24.1%, 11.1% and 18.5%. These results clearly show that the skin rejuvenation effect achieved using photodynamic therapy with Ameluz® is long-lasting, and the repair processes triggered by the therapy remain active for at least 12 months.

Based on the Phase III trial for field therapy, the European Commission, after a positive vote by the EMA, approved Ameluz® to treat field cancerisation, and the results relating to an improvement in skin appearance were included in the official product information in the EU.

Two of the Phase I trials required by the FDA were also already completed in 2015. These clinical trials were initiated with a total of approximately 240 patients or test persons to add the safety data required for approval in the U.S. to the European approval package for Ameluz®. Specifically, one of the trials was a sensitisation study, which determines the potential of Ameluz® to trigger allergies. The other was a maximal use trial, which tests the absorption in the blood of the active ingredient in Ameluz®, aminolevulinic acid, and the light-activated metabolite protoporphyrin IX in cases of treatment with the maximum quantity. In other words, the application of a complete tube onto the defective skin. No safety concerns were identified in either of the trials.

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Based on the aforementioned trials, Biofrontera received approval for Ameluz® in the U.S. in May 2016. The approved indication relates to lesion- and field-directed PDT for mild and moderate actinic keratosis on the face and scalp.

Actinic keratosis is classified as a tumour that requires treatment, and the international treatment guidelines list photodynamic therapy as the gold standard for the removal of actinic keratoses, particularly for patients with large keratotic areas (field cancerisation). The latest statistics show that actinic keratosis is becoming a widespread disease, with up to 8 million people affected in Germany alone, with a marked uptrend. A total of even as many as 58 million individuals are estimated to suffer from actinic keratosis in the U.S. In particular, subclinical and mild actinic keratoses can develop into life-threatening squamous cell carcinomas, and this happens to the relevant lesions within two years on average. The fact that doctors are taking actinic keratosis increasingly seriously as a consequence is illustrated by the fact that actinic keratosis has been recognised in Germany as an occupational disease since summer 2013. Occupational insurance associations have since been obligated to cover the treatment costs of patients who have mainly worked outdoors for a long time and who fulfil certain criteria, for the duration of these patients’ lives. The related payment modalities were set in March 2016, with PDT being included as a treatment method. PDT can be used to treat actinic keratosis in the context of an occupational disease and can be billed accordingly.

At present, actinic keratoses are treated using a wide range of methods. Lesions are treated, sometimes for weeks, with topical creams, which are often ineffective, or the diseased skin may be removed by mechanical intervention (curettage) or freezing (cryotherapy), which very often leads to scar formation or permanent pigment disorders, while offering little efficacy.

The market for topical creams continues to report constant growth, and medicinally and legally questionable PDT formulations continue to be used in Germany. Because Ameluz® is the market leader among independent dermatologists in Germany in the PDT proprietary medicinal product market, a significant increase in sales can and must result from the aforementioned sectors.

The AC patients treated in the Phase III trial were observed by the trial doctors for a year after the final treatment. Here, the long-term nature of the pharmaceutical effect of Ameluz® was analysed in terms of effectiveness, safety and cosmetic result. In the three trials, patients who had received Ameluz® PDT with an LED lamp had recurrence rates between 22% and 40% after 12 months. The recurrence rate is defined in this context as the percentage of patients exhibiting at least one AK again after 12 months. These figures lie considerably below the recurrence rates for all other AK therapies described in the literature.

The overall advantages of Ameluz® in terms of effectiveness, handling, user-friendliness and skin rejuvenation effects, as well as the high healing and comparatively low recurrence rates of PDT in the treatment of actinic keratoses, lead to the expectation that this treatment option will attract the attention of dermatologists over the next few years to an even greater extent. The expansion of the indication to basal cell carcinoma in 2017 will also contribute to this, as the vast majority of PDTs for this indication are in particular performed in Great Britain and Spain.

Biofrontera has conducted a Phase III trial for the extension of the European approval to include the BCC indication. BCCs are the most common invasive tumours affecting humans and account for approximately 50% to 80% of all skin cancers. Around 30% of all Caucasians develop at least one BCC in their lifetime, and cases are increasing rapidly worldwide due to increased exposure to UV light. Surgical removal is the most frequent treatment currently used, especially in the U.S., but this can lead to clearly visible scarring. Treatment with PDT, which is an alternative particularly in the treatment of thin BCCs, achieves excellent cosmetic results. In the pivotal Phase III trial, a total of 278 patients were treated. This trial was conducted at 27 clinical trial centres in England and Germany under the clinical management of Prof. Colin Morton (UK) and Prof. Markus Szeimies (Germany). In the clinical trial, the effectiveness and safety of Ameluz® were compared with that of Metvix®, a drug already approved in the EU for the treatment of BCC. Non-aggressive (superficial and nodular) BCCs with a thickness of up to 2 mm were included in the trial. The trial results have been available since January 2016 and confirm the company’s positive expectations. Ameluz® achieved the complete elimination of all BCCs from the patient in 93.4% of cases compared to 91.8% with Metvix®. Greater differences occurred with thicker BCCs. For example, 89.3% of nodular carcinomas were removed entirely with Ameluz®, and just 78.6% with Metvix®. Recurrence rates after 12 months were higher for Metvix® than for Ameluz®.

10	Biofrontera AG Half-year financial report as at June 30, 2018

Based on the results of this Phase III trial, Biofrontera applied to the European regulator in July 2016 for approval to treat BCC with Ameluz®, which the European Commission issued in January 2017.

Daylight PDT makes it possible to also offer reimbursable PDT to patients with public health insurance in Germany, and to compete directly with topical medications that patients apply themselves. In order to receive this approval, actinic keratosis patients were treated with daylight PDT with Ameluz® in comparison to Metvix® in a Phase III clinical trial between June and September 2016. This comparative, randomised, observer-blind multicentre trial was conducted at seven trial centres in Spain and Germany with a total of 52 patients. The clinical endpoint of the trial was the total cure rate for all lesions on each treatment side 12 weeks after treatment. The secondary clinical endpoint comprised determining medication safety and additional efficacy parameters. The trial was jointly directed by Dr. Susana Puig, Research Director at the Biomedical Research Institute August Pi I Sunyer and professor at the University of Barcelona as the main research director in Spain, and Prof. Thomas Dirschka, founder of the private dermatology practice CentroDerm as the main research director in Germany. Each patient had between 3 and 9 mild to moderate actinic keratoses (Olsen grades 1 and 2) on each of two comparable treatment areas on the face and/or scalp. The selection of medication for the respective treatment side was random. The last patient completed the clinical phase of the trial in December 2016. The trial’s results proved the non-inferiority (relevant from a regulatory standpoint) of Ameluz® compared with Metvix®. All relevant secondary endpoints produced comparable or higher cure rates for Ameluz® in relation to Metvix®.

While the difference in the healing rates between the two products was merely indicative after three months, statistically significant differences were evident during the one-year follow-up observation period. Three months after one-off treatment with daylight PDT, 79.8% of Ameluz® and 76.5% of Metvix® patients were fully clinically healed. One year after treatment, however, 19.9% of lesions were recurring after Ameluz® PDT and 31.6% after Metvix® PDT (p<0.01). The recurrence rates for lesions that are more difficult to treat, such as moderately thick lesions (Olsen II) or lesions on the scalp, amounted to 20.5% and 23.4% respectively for Ameluz® and 34.3% and 43.7% respectively for Metvix® (p<0.01). Ameluz® is thereby also significantly superior to its European competitor in daylight PTT.

In 2017, Biofrontera applied for the approval of daylight PDT with Ameluz®, and in March 2018 received approval from the European Commission to treat actinic keratosis and field cancerisation with daylight PDT. Daylight PDT comprises a more favourable and less painful alternative to PDT treatment with a special lamp. Here, the topically applied medication is activated by natural or artificial daylight. As treatment in daylight PDT does not need to be administered at a physician’s practice, it competes directly with the self-applied topical medications that are much more widely disseminated in Europe and is consequently also reimbursed by public healthcare funds in Germany. It is anticipated that the significantly superior efficacy one year after PDT compared with Metvix® will make market penetration by Ameluz® easier.

BF-RhodoLED®

BF-RhodoLED® is a lamp designed for PDT, and utilizes LEDs emitting red light at a wavelength of approximately 635 nm. Light at this wavelength, which is ideally suited for PDT illumination with drugs containing aminolevulinic acid (ALA) or methyl ALA, is red but is still below the warming infrared range. The BF-RhodoLED® lamp combines a controlled and consistent emission of light at the required wavelength with simplicity, user-friendliness and energy efficiency. In the European version, light energy and fan power settings can be adjusted during a PDT treatment session to reduce any pain caused by the treatment. No other lamp on the market offers comparable power and flexibility. BF-RhodoLED® has been CE-certified since November 2012 and is distributed throughout the EU. For marketing in the U.S., the final assembly of the PDT lamp was relocated to Biofrontera’s premises, and Biofrontera itself has been performing final assembly since July 2016. From the FDA’s perspective, Biofrontera is consequently the manufacturer responsible for the product.

Belixos®

Belixos® is a modern active cosmetic product specially developed for sensitive and irritated skin. The biocolloid technology patented by Biofrontera, which optimises epidermal penetration, makes the products unique: pure plant biocolloids are combined with medicinal plant extracts to form an extraordinary combination of active substances with proven depth penetration, drawing on the best of both nature and science.

Biofrontera AG Half-year financial report as at June 30, 2018	11

The belixos® Creme rapidly and reliably soothes itching and is the ideal basic treatment for inflamed, reddened and flaky skin. It soothes the skin, reduces scratching and allows the skin to regenerate naturally. belixos® Creme, which has been available since 2009, has consequently proved particularly useful as an effective basic treatment for atopic dermatitis and psoriasis.

Over the past two years, other specialist regenerative cosmetic products for skin problems have been developed. The typical deep yellow colour is the unmistakable mark of quality. This is derived from the traditional medicinal plant extract obtained from the roots of Mahonia aquifolium. Belixos® products use only natural active substance extracts with clinically proven effects.

belixos® Liquid is an innovative scalp tonic with a practical pipette for dosing, which soothes scalps irritated by psoriasis or eczema, for example, and restores their balance. For itchy and flaky scalps, a combination of anti-inflammatory mahonia, moisturising oats, irritation-relieving panthenol and a special zinc PCA complex is used.

belixos® Gel is specially cosmetically formulated for skin that is inflamed, reddened and prone to skin blemishes, providing an effective treatment for rosacea and acne. The gel texture is formulated to be extra grease-free, has a complex of active substances consisting of anti-inflammatory mahonia and Sepicontrol A5, is antibacterial, removes hardened skin and regulates sebum.

belixos® Protect is a modern daily care product specially developed for sun-damaged skin. With its skin-regenerative properties deriving from highly concentrated niacinamide, it leaves skin smooth and helps repair damaged skin. It also contains UVA and UVB broad spectrum protection with SPF15 to protect against further light-induced skin ageing and hyperpigmentation.

Belixos® products are manufactured according to stringent quality and environmental regulations. They are free of paraffins, parabens, ethyl alcohol, animal products, dyes and fragrances that may have negative dermatological effects. Its skin compatibility was certified as “very good” by the independent Dermatest Institute. Belixos® is available in select pharmacies, dermatological institutes and through the online retailer Amazon.

Sales and markets

With its central European approval, Ameluz® can be sold and distributed in all EU countries as well as in Norway, Iceland and Liechtenstein. In many European countries, however, price and reimbursement status have to be defined before market launch, which can be a very protracted process. In Europe, Ameluz® and BF-RhodoLED® are distributed in Germany, the UK, Spain, Austria, Denmark, Sweden, Norway and Switzerland (with separate approval). The drug is available in these countries at a pharmacy retail price of between about EUR 200 and EUR 270 per 2g tube. In Benelux and Slovenia, Biofrontera cancelled its contracts with its sales partners in 2017, as the local sales revenues generated by these partners failed to justify our regulatory expense.

Ameluz® is marketed in Germany, Spain and, since the second quarter of 2018, also in the UK by Biofrontera’s dedicated sales team, and in other European countries through marketing partners. As basal cell carcinoma and daylight PDT have now been approved, it was appropriate that Biofrontera should become active in the UK with its own sales team. By way of preparation, the company has applied for reimbursement approval for Ameluz® in its basal cell carcinoma indication. Both the Scottish Medicine Consortium (SMC), as well as the corresponding regulator in Wales have recommended Ameluz for treatment of this indication within the UK’s National Health Service (NHS). The Scottish regulator’s decision will also be accepted within the UK for England if no separate process is conducted there. Biofrontera has been operating its own sales force in the UK since May 2018. Most of the staff involved decided to switch from the direct competitor to Biofrontera. As a consequence, they are optimally acquainted with the PDT market in the UK.

In Germany, the market share of Ameluz® in the segment of PDT medications made available by public-sector German pharmacies has long been constant at above 70%. However, this percentage has receded by a slight proportion over the last months of 2016 due to the launch of a daylight PDT product identical to Metvix®. Although the market share of Ameluz® in conventional PDT rose again in 2017, the PDT market reported strong growth overall especially due to daylight PDT, a year during which Ameluz® was not yet approved. It is expected that in the future daylight PDT will gain market share that to date has been reserved for self-applied topical creams.

12	Biofrontera AG Half-year financial report as at June 30, 2018

Approval for BCC is a prerequisite for the widespread application of Ameluz® in hospitals, as BCC is mainly treated there, whereas this is relatively rarely the case for actinic keratosis. This indication plays an essential role in the breakthrough of Ameluz®, especially in European countries outside Germany where dermatologists work mainly in hospitals. BCCs are the most common invasive tumours affecting humans and account for 50% to 80% of all invasive white skin cancers. Around 30% of all Caucasians develop at least one BCC in their lifetime, and this is a rapidly growing trend worldwide due to increased exposure to UV light. BCCs are mostly removed surgically, although this can result in unattractive scar formation. Treatment with PDT is a highly effective alternative which also leads to excellent cosmetic results.

Sales in Spain were initially handled by Allergan SA, but since March 2015 Biofrontera has been marketing its products itself in Spain through its own branch operation, Biofrontera Pharma GmbH sucursal en España. In Denmark, Sweden and Norway, Ameluz® is marketed by Desitin Arzneimittel GmbH, and in Austria by Pelpharma Handels GmbH. The contracts with PHA Farmed Consultancy s.p. for Slovenia and with Bipharma N.V. for the Benelux countries were discontinued by Biofrontera during the course of 2017, as the revenues achieved by the sales partners in their respective regions were too low to justify the regulatory expense incurred. Louis Widmer SA has been granted the Ameluz® distribution licence for Switzerland and Liechtenstein, and the Ameluz® distribution licence for Israel has been allocated to Perrigo Israel Agencies Ltd. It was necessary to undergo an independent approval process in these countries, which was conducted by the aforementioned distribution partners in collaboration with Biofrontera. In Switzerland, both the drug approval and the reimbursement approval were issued in December 2015. Market launch occurred at the start of 2016. In Israel, the Israeli health authorities issued approval for Ameluz® in April 2016. Reimbursement by healthcare insurance funds was approved for immunosuppressed patients. Marketing in Israel started in summer 2017, with very modest sales revenues to date.

The contracts with the sales partners were concluded in such a way that Biofrontera has received no downpayment, or only a modest downpayment, and the regional partners purchase Ameluz® from Biofrontera at a price linked to their own sales price. Biofrontera’s share of the sales price varies considerably depending on the market conditions in each country, ranging from 35% to 55% of net sales.

Biofrontera launched Ameluz® in the U.S. market in October 2016. Marketing in the U.S. is realized by the company’s wholly owned subsidiary, Biofrontera Inc., which was founded for this purpose in March 2015. Very qualified and experienced local staff were hired for important key positions in the U.S., with hiring still ongoing. Although the medication market for AK, as well as the reimbursement systems in U.S. healthcare were intensely analyzed in advance with the help of a market access consulting company and an advisory group, the lack of a specific billing code (J-Code) for Ameluz® initially proved to be a major disadvantage. Until an individual reimbursement code was issued – which Biofrontera applied for in January 2017 and which came into force in January 2018 – Ameluz® had to be reimbursed in the U.S. through a so-called Miscellaneous Code. Although this is a normal procedure for any newly launched medication due to related application and processing periods, this still made it difficult to process reimbursement claims at physicians’ practices, and consequently continued to hamper sales revenue growth in 2017. Especially as Ameluz® – as a so-called “buy-and-bill” medication – is purchased directly by the physician, the reimbursement risk, as well as the additional work entailed in the reimbursement without a special billing code remains with the physician. This reduces the willingness to stock up with larger volumes of the new medication. A specific J-Code for Ameluz® and improved CPT-Codes for the implementation of PDT have been in force since January 2018. Due to an unclear definition of the volume information by the Center for Medicare and Medicaid Services (CMS) in the J-Code and the use of previously existing code, considerable difficulties in the utilization of the J-Code by the computer-supported billing systems continued during the first months of the year. All of these problems have largely been resolved, however, or should no longer be significant by the end of the year. Biofrontera was able to meet its sales revenue forecast despite these difficulties.

Biofrontera AG Half-year financial report as at June 30, 2018	13

Further research and development projects

In July 2016, the company signed a research partnership agreement with Maruho Co., Ltd, (“Maruho”), a Japanese company specialising in dermatology, in which possibilities to jointly develop pharmaceutical products based on Biofrontera’s proprietary nanoemulsion technology were to be researched. Ameluz® was developed with a similar strategy. The nanoemulsion technology stabilized the active ingredient and improved skin penetration, leading to greater clinical efficacy. As part of the Phase 1 of the partnership, which concluded on 31 March 2018, Biofrontera and Maruho tested potential formulations for various brand generics in Europe. Stable compounds were developed for some, but not all, compounds and combinations thereof that were tested. Maruho bore all research and development costs incurred as part of Phase 1 of the partnership. Both companies share the understanding that the newly developed IP as part of Phase 1 is the joint property of Biofrontera and Maruho, and that the previously existing IP, especially Biofrontera’s patented nanoemulsion, remains the property of the respective company. To date, Biofrontera and Maruho have not made any binding agreements concerning marketing rights. Biofrontera and Maruho are currently considering continuing their research partnership based on a new agreement. No decision has yet been made concerning the details and timing of such a new agreement.

Patent and trademark developments since 31 December 2017

Nanoemulsion

For the share of the patent in the U.S., a further official decision has been issued.

Migraine

A further official decision has been issued for the European part of the patent, which will be answered in due time.

14	Biofrontera AG Half-year financial report as at June 30, 2018

Economic and business report

For the first half of the 2018 financial year for the Biofrontera GROUP:

●	Revenue: EUR 9.0 million (prior-year period: EUR 5.0 million), revenue growth of 79% compared to the first half of the previous year.

●	Revenue from product sales: EUR 8.8 million (prior-year period: EUR 4.2 million), sales revenue growth of 109% compared to the same period last year

●	Loss from operations: EUR -7.3 million (previous-year period: EUR -7.8 million)

●	Loss before income tax: EUR -7.7 million (previous-year period: EUR -8.7 million)

●	Cash and cash equivalents as of 30 June: EUR 26.3 million (previous-year period: EUR 11.5 million)

●	Basic/diluted earnings per share amounted to EUR -0.18 (previous year: EUR -0.23)

Operative highlights in the first half of 2018

Marketing of Ameluz® in the U.S.

Ameluz® has been marketed in the U.S. in combination with BF-RhodoLED® since October 2016. In the first half of 2018, Ameluz® generated sales revenues of EUR 6.4 million, representing year-over-year growth of 170%.

Approval and clinical trials

In Europe, the European Commission issued its approval to treat actinic keratosis and field cancerisation with daylight PDT in early 2018. We have reached a very important milestone with this new expanded approval for Ameluz®, as daylight PDT represents an inexpensive and less painful alternative to PDT treatment with a special lamp. Here, the topically applied medication is activated by natural or artificial daylight. As treatment in daylight PDT does not need to be administered at a physician’s practice, it competes directly with the self-applied topical medications that are much more widely disseminated in Europe and is consequently also reimbursed by public healthcare funds in Germany. We expect that the significantly superior efficacy one year after PDT that was proven in the comparative Phase III trial in comparison with the direct competitor product Metvix® (for daylight PDT distributed as Luxerm®) will make it easier for Ameluz® to penetrate the market.

Patient recruitment was completed for the current Phase III trials conducted in Germany relating to the new indication for Ameluz® to treat actinic keratosis on the extremities, trunk and neck. In the U.S., we have largely reached agreement with the FDA concerning the protocol for the Phase III trials for basal cell carcinoma, and plan to start patient recruitment in September, after the summer break in many physicians’ practices.

IPO and capital increase

With the IPO on the NASDAQ Stock Market in the U.S. in February 2018, we have successfully positioned the company in the U.S. capital market. The announcement of this step already led to a marked improvement in the company’s valuation. Through the offering of 6,000,000 new shares as part of the listing, we also secured the company’s further financing with net proceeds of EUR 21.6 million. These shares were placed as part of a subscription rights offer to all existing shareholders concurrent with a public offering in the U.S. The placement in the U.S. occurred in the form of American Depositary Shares (ADS), where each ADS represents the right to two ordinary shares of Biofrontera AG.

Repayment of the convertible bond

On 30 April 2018, we completed an early repayment of the 2016-2021 Convertible Bond as only a small volume of approximately EUR 50 thousand was still outstanding, including accrued interest.

Biofrontera AG Half-year financial report as at June 30, 2018	15

Biofrontera Group financial position and performance

Biofrontera Group income statement (condensed version)

EUR thousands	6M 2018	6M 2017	Change in %
Sales revenue	8,969.2	5,006.4	79%
Cost of sales	(1,653.0)	(635.4)	(160)%
Research and development costs	(2,187.7)	(2,185.4)	0%
Sales costs	(8,310.9)	(8,275.3)	0%
General administrative costs	(4,078.9)	(1,695.5)	(141)%
Other income and expenses	638.5	(626.0)	NA
Loss before income tax	(6,622.8)	(8,411.2)	21%
Financial result	(1,062.1)	(325.4)	(226)%
Loss before income tax	(7,684.9)	(8,736.6)	12%

Sales revenue

The company generated overall revenue of EUR 8,969 thousand during the first half of 2018, reflecting 79% year-over-year growth. Sales in Germany improved slightly compared to the prior-year period, by EUR 80 thousand, to reach EUR 1,184 thousand. Sales in the U.S. performed well during the first half of 2018, increasing by 170% to a total of EUR 6,443 thousand (previous year: EUR 2,386 thousand). Sales revenue in the remainder of Europe was up by 65% to EUR 1,211 thousand. During the first half of 2018, revenue generated in other regions were EUR 131 thousand, a decrease of 83% compared to EUR 785 thousand in the same 6-month period in 2017.

Cost of sales, gross profit

The gross profit on sales grew from EUR 4,371 thousand in the prior-year period to EUR 7,316 thousand in the first half of 2018.

The cost of sales amounted to EUR 1,653 thousand, or 18% of the sales revenue, which was up compared to the prior-year period (EUR 635 thousand, or 13%). One-time costs for the introduction of larger production batch sizes negatively affected gross margins.

16	Biofrontera AG Half-year financial report as at June 30, 2018

Operating expenses

Operating expenses amounted to EUR 14,578 thousand in the first half of 2018, representing an increase of EUR 2,422 thousand, or 20%, compared to the same period in 2017 (EUR 12,156 thousand).

Research and development costs

Research and development costs amounted to EUR 2,188 thousand in the first half of 2018, almost flat year-over-year. Development costs include clinical development costs, as well as regulatory expenses, especially fees for maintaining our regulatory approvals.

Sales costs

Sales and marketing costs totaled EUR 8,311 thousand in the first half of 2018, thereby increasing only slightly compared with the prior-year period (EUR 8,275 thousand). Sales and marketing costs include the costs of our own field sales team in Germany, Spain, the UK and the U.S., as well as marketing expenses.

General administrative costs

Administrative costs amounted to EUR 4,079 thousand in the first half of 2018, up by EUR 2,383 thousand compared to the same period last year. This is due to a higher level of legal and advisory expenses as well as administrative costs in the U.S.

Financial result

The interest expense of EUR 1,066 thousand (previous year: EUR 330 thousand) included in the financial result is almost exclusively from the pro rata interest on the EIB loan and the interest payments for the two convertible bonds held on balance sheet date.

Other income and expenses

In the first half of 2018, other income of EUR 681 thousand was generated and other expenses of EUR 43 thousand were incurred. In the same period of the previous year, other operating income amounted to EUR 115 thousand and other expenses amounted to EUR 741 thousand. These changes are based mainly on currency effects. This position primarily includes expenses and income from currency exchange rates on intragroup U.S. dollar loans made by Biofrontera AG to Biofrontera Inc.

Financial position

Total assets increased from EUR 19,847 thousand as of 31 December 2017 to EUR 34,042 thousand as of 30 June 2018, mainly due to the IPO.

Biofrontera AG Half-year financial report as at June 30, 2018	17

Share capital

The fully paid in share capital of Biofrontera AG amounted to EUR 44,506,980.00 on 30 June 2018. It was divided into 44,506,980 registered shares with a nominal value of EUR 1.00 each. On 31 December 2017, the share capital amounted to EUR 38,416,828.00.

In February 2018, as part of a pre-emptive rights offering of its ordinary shares to all existing shareholders and a concurrent public offering to investors in the U.S., a total of 6,000,000 new shares with a nominal value of EUR 1.00 per share were offered and successfully placed at a subscription price of EUR 4.00 per share. The portion of the transaction placed in the U.S. was issued in the form of ADSs, whereby each ADS represents two ordinary shares of Biofrontera AG. The subscription price per ADS amounted to USD 9.88.

During the first half of the 2018 financial year, the share capital was increased by EUR 17,652 through exercising of conversion rights from the 2016/2021 convertible bond, as well as from the 2017/2022 convertible bond, divided into 17,652 registered shares, as well as EUR 72,500 from conversions of employee options from the 2010 employee share option programme, divided into 72,500 registered shares.

The numbers of shares held by the shareholders on 30 June 2018, based on the most recent compulsory disclosures by the shareholders, are as follows:

	30/06/2018 EUR	31/12/2017 EUR
Maruho Deutschland Co., Ltd., Osaka Japan The total share of voting rights is assigned to Maruho Co., Ltd, Osaka, through the company Maruho Deutschland GmbH, Düsseldorf, which is controlled by the former.	9,062,809	7,631,586
Wilhelm Konrad Thomas Zours* The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours:	7,095,576	3,400,907
● DELPHI Unternehmensberatung AG ● VV Beteiligungen AG ● Deutsche Balaton AG ● ABC Beteiligungen AG ● Heidelberger Beteiligungsholding AG
Semper Constantia Invest GmbH, Vienna, Austria	-	1,165,212
Universal-Investment-Gesellschaft mbH, Frankfurt am Main, Germany** The share of voting rights is attributed to Universal-Investment GmbH through the company FEHO Vemögensverwaltungsgesellschaft.	799,463	799,463
Free float	27,549,132	25,419,660
Total	44,506,980	38,416,828

* according to the announcement pursuant to Section 23 (1) Clause 1 No. 1 of the German Securities Acquisition and Takeover Act (WpÜG) of 25/06/2018

** according to the announcement pursuant to Sections 33, 34 of the German Securities Trading Act (WpHG) of 21/12/2015

Financial position

The company’s capital management body regularly reviews the equity ratio of both the Group and the parent company. The management’s objective is to ensure an appropriate equity base, within the framework of the expectations of the capital market, and creditworthiness with respect to national and international business partners. The company’s Management Board ensures that all Group companies have sufficient equity and debt funding at their disposal.

The net cash flow used in operating activities improved compared to the first six months of 2017 from EUR- 8,087 thousand to EUR -6,834 thousand as of June 2018.

18	Biofrontera AG Half-year financial report as at June 30, 2018

The net cash flow used in investing activities decreased slightly, by EUR 16 thousand, to EUR - 177 thousand.

The net cash flow used in financing activities increased by EUR 17,549 thousand year-over-year, from EUR 4,605 thousand to EUR 22,154 thousand. This change compared with the first half of 2017 derives primarily from the payments received from issuing new shares with total issue proceeds of EUR 24.0 million.

Cash and cash equivalents

The liquidity position in the first half of 2018 improved by EUR 15,168 thousand compared to 31 December 2017. Cash and cash equivalents was EUR 26,251 thousand as of 30 June 2018.

The company was able to meet its payment obligations at all times but will continue to depend on additional financing measures in the future. To date, Biofrontera has always succeeded in providing the necessary financing for its business operations through injections of equity. Thanks to capital measures in 2018 and 2017, the company currently has sufficient liquidity at its disposal. The planned investments in expanding marketing activities in the U.S. will not require any further capital measures in the near future.

Staff

As of 30 June 2018, 138 employees worked for the Biofrontera Group (31 December 2017: 124). Of these, a total of 53 staff were employed by Biofrontera Inc. (31 December 2017: 48).

Risk, opportunity and forecast report

Risk and opportunity report

The risks existing within the Group are described in detail in the risk and opportunity report in the Group management report published for the financial year ending 31 December 2017. Compared with the opportunities and risks that it describes, no further significant changes have arisen as of the 30 June 2018 reporting date, with the exception of the litigation described below.

Litigation

Deutsche Balaton AG brought a lawsuit for rescission and nullity against the resolutions passed by the company’s Ordinary AGM on 24 May 2017 under agenda item 2 (resolution concerning the discharge of the Management Board members for the 2016 financial year) and agenda item 6 (resolution concerning adding a new section 7 (3b) to the company’s bylaws (Approved Capital II with the possibility to exclude subscription rights for fractional amounts and pursuant to Section 186 (3) Clause 4 of the German Stock Corporation Act [AktG])). The Cologne District Court rejected the lawsuit in December 2017. Deutsche Balaton AG lodged an appeal against this ruling. This appeal is currently pending with the Cologne Higher Regional Court. Biofrontera AG filed a motion with the Cologne Higher Regional Court for a corresponding release from the aforementioned lawsuit against the resolution on the agenda item 6 of the AGM of 24 May 2017 (Approved Capital II). The Cologne Higher Regional Court is expected to rule on the motion filed for release at the same time as it rules on the appeal.

Furthermore, Deutsche Balaton AG has filed a motion with the Cologne District Court for the appointment of a special auditor to have investigated, inter alia, contractual relationships with Maruho Co. Ltd., Japan. The AGM of 24 May 2017 declined to conduct such a special audit. Before the end of 2017, the Cologne District Court rejected the motion as impermissible. Deutsche Balaton AG lodged a complaint against this ruling. The Cologne District Court has not redressed the complaint, noting that the motion was impermissible and unsubstantiated. The matter has now been submitted to the Cologne Higher Regional Court as the next instance.

Delphi Unternehmensberatung AG submitted an identical special audit motion with the Cologne District Court in early 2018. Delphi Unternehmensberatung AG holds a majority interest in Deutsche Balaton AG. Biofrontera AG also regards the allegations raised in the filed motion of Delphi Unternehmensberatung AG as fabricated and without substance.

Biofrontera AG Half-year financial report as at June 30, 2018	19

In June 2018, the company brought to the United States District Court for the Southern District of New York a lawsuit against Wilhelm Konrad Thomas Zours, Deutsche Balaton AG, DELPHI Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG and Deutsche Balaton Biotech AG (together referred to as the “Balaton Defendants”). The lawsuit accuses the Balaton Defendants of offences against U.S. securities acts, as well as incorrect and defamatory statements concerning the expertise of Biofrontera AG and its senior employees and directors and the legality of their activities, fraudulent and manipulative actions and practices in connection with the takeover offer of Deutsche Balaton Biotech AG for the company’s shares, as well as unauthorized involvement and incorrect, misleading and defamatory statements during the IPO of Biofrontera AG on NASDAQ in February 2018.

In March 2018, DUSA Pharmaceuticals Inc. (DUSA) brought a lawsuit against Biofrontera AG and all subsidiaries at the District Court of Massachusetts due to alleged infringement of its patents nos. 9,723,991 and 8,216,289. The sales of our BF-RhodoLED® in the U.S. would be affected. The company is currently examining these claims, although it anticipates only a minor business risk. In July 2018, DUSA expanded the lawsuit, asserting misappropriation of business secrets by former employees who are now employed by Biofrontera, as well as illicit competition. The company also regards the expanded allegations as without substance and will defend itself accordingly.

In July 2018, Biofrontera Inc., a wholly-owned subsidiary of Biofrontera AG, brought a lawsuit alleging unfair competition and market manipulation against DUSA at the Orange County Superior Court in the U.S. Federal State of California. The lawsuit includes the allegation that DUSA provides excessive free product samples to physicians to offset their purchasing costs, in violation of U.S. federal law. The lawsuit also alleges that DUSA has created an elaborate Average Sales Price scheme to inflate DUSA’s product’s profitability in violation of state law, and that DUSA has improperly interfered with Biofrontera’s relationships with one or more dermatology groups in violation of state law. The lawsuit seeks loss compensation and injunctive reliefs against DUSA.

On August 7, 2018, Deutsche Balaton AG filed a claim for rescission and annulment, as well as a positive declaratory action with regard to certain resolutions of the AGM of the Company held on 11 July 2018.

The claim concerns the following agenda items:

●	Item 4 (Elections to the Supervisory Board): For this purpose, the counter-motion of Deutsche Balaton AG to elect Mark Sippel as successor for Mark Reeth to the Supervisory Board with effect from the end of the AGM on 11 July, 2018, with the condition that his term of office ends at the end of the AGM that resolves the ratification of the fiscal year ending on 31 December, 2020.

●	Item 8 (Performance of a special audit on the circumstances of the cooperation with the (indirect) major shareholder Maruho Co. Ltd. and its affiliated companies): For this purpose, the supplementary motion by Deutsche Balaton AG to appoint lawyer Dr. Thomas Heidel, Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, as special auditor for the cooperation between the company and (indirect) major shareholder Maruho Co. Ltd. or associated companies in the years 2016 and 2017 pursuant to § 142 (1) AktG.

●	Item 9 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer and against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and appointment of a Special Representative to assert these claims pursuant to Section 147 (2) AktG): For this purpose, the supplementary motion of Deutsche Balaton AG had been rejected to assert claims for compensation of the damages incurred by the company through the cooperation agreement with Maruho Co Ltd. 1-5-22 Nakatsu, Kitaku, Osaka, Japan against the Management Board members Prof. Dr. Herrmann Lübbert and Thomas Schaffer, against Maruho Deutschland GmbH and against Maruho Co.

●	Item 10 (Performance of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated U.S. listing): For this purpose, Deutsche Balaton AG’s supplementary motion to appoint attorney Dr. Thomas Heidel, Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, as special auditor with regard to the circumstances of the capital increase carried out at the beginning of 2018 and the associated listing of ADSs in the U.S., was rejected.

20	Biofrontera AG Half-year financial report as at June 30, 2018

●	Item 11 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer, against the Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd pursuant to Section 147 (1) AktG and appointment of a Special Representative to assert these claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018, accompanied by the U.S. listing and the U.S. share placement): For this purpose, the supplementary motion of Deutsche Balaton AG to assert claims against the members of the Management Board Prof. Dr. Herrmann Lübbert and Thomas Schaffer, the Supervisory Board member Dr. John Borer and Maruho Deutschland GmbH pursuant to Section 147 (1) AktG for compensation of the Company by the improper and improper execution of the capital increase pursuant to the resolution of January 29, 2018 and the associated U.S. listing.

The claim is directed against the effectiveness of the decisions taken and is also aimed at making the decisions that have been rejected effective by means of a positive decision.

The action has not yet been served. The company does not consider the justification of Deutsche Balaton AG to be valid, in particular since, in the company’s estimation, no damage of any kind has occurred. The company will therefore defend itself against the lawsuit.

Forecast report (outlook)

The company retains its forecast for the 2018 financial year as published in the “Forecast report (outlook)” section of the 2017 annual report.

Leverkusen, 31 August 2018

Biofrontera AG

Prof. Dr. Hermann Lübbert	Christoph Dünwald	Thomas Schaffer
Chief Executive Officer	Chief Sales and Marketing Officer	Chief Financial Officer

Biofrontera AG Half-year financial report as at June 30, 2018	21

Responsibility Statement

Affirmation of the legal representatives

We affirm that, to the best of our knowledge and in accordance with the applicable accounting principles for interim reporting the interim condensed consolidated financial statements give a true and fair view of the Group’s interim financial position, cash flows and results of operations, and that the management report for the Group presents the business performance, including the business results and the position of the Biofrontera Group, in such a way that a true and fair view is conveyed, and that the main opportunities and risks relating to the anticipated performance of the Biofrontera Group for the remainder of the financial year are described.

Leverkusen, 31 August 2018

Biofrontera AG

Prof. Dr. Hermann Lübbert	Christoph Dünwald	Thomas Schaffer
Chief Executive Officer	Chief Sales and Marketing Officer	Chief Financial Officer

22	Biofrontera AG Half-year financial report as at June 30, 2018

Condensed interim consolidated financial statements as of 30 June 2018

Condensed consolidated balance sheet as of 30 June 2018

Assets

EUR thousands	30 June 2018	31 December 2017
Non-current assets
Tangible assets	763.6	746.4
Intangible assets	409.7	647.9
Total Non-current assets	1,173.3	1,394.3
Current assets
Current financial assets
Trade receivables	2,022.6	1,560.6
Other financial assets	892.3	571.0
Cash and cash equivalents	26,251.0	11,083.0
Total current financial assets	29,165.9	13,214.6
Other current assets
Inventories
Raw materials and supplies	1,148.4	1,516.3
Unfinished products	284.2	484.6
Finished products and goods	1,544.8	1,731.5
Income tax reimbursement claims	51.7	52.0
Other assets	673.3	1,453.7
Total Other current assets	3,702.4	5,238.0
Total Current assets	32,868.3	18,452.6
Total assets	34,041.5	19,846.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

Biofrontera AG Half-year financial report as at June 30, 2018	23

Equity and liabilities

EUR thousands	30 June 2018	31 December 2017
Equity
Subscribed capital	44,507.0	38,416.8
Capital reserve	116,707.0	100,769.3
Capital reserve from foreign currency conversion adjustments	288.9	699.6
Loss carried forward	(136,505.2)	(120,402.9)
Loss for the period	(7,684.9)	(16,102.3)
Total equity	17,312.8	3,380.5

Non-current liabilities
Financial debt	13,023.5	12,355.5

Current liabilities
Current financial liabilities
Trade payables	1,244.4	1,619.9
Financial debt	168.6	170.5
Other financial liabilities	53.3	19.7
Total current financial liabilities	1,466.3	1,810.1
Other current liabilities
Other provisions	746.9	561.7
Other current liabilities	1,492.1	1,739.2
Total other current liabilities	2,238.9	2,300.9
Total current liabilities	3,705.2	4,111.0
Total equity and liabilities	34,041.5	19,846.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

24	Biofrontera AG Half-year financial report as at June 30, 2018

Condensed consolidated statement of comprehensive income for the first half of the 2018 and 2017 financial years

EUR thousands	6M 2018	6M 2017
Sales revenue	8,969.2	5,006.4
Cost of sales	(1,653.0)	(635.4)
Gross profit on sales	7,316.2	4,371.1

Operating expenses
Research and development costs	(2,187.7)	(2,185.4)
General administrative costs	(4,078.9)	(1,695.5)
thereof financing costs	(406.2)	(510.8)
Sales costs	(8,310.9)	(8,275.3)

Loss from operations	(7,261.4)	(7,785.2)

Interest expenses	(1,066.5)	(329.6)
Interest income	4.4	4.2
Other expenses	(42.8)	(740.9)
Other income	681.4	114.9

Loss before income tax	(7,684.9)	(8,736.6)
Income tax	0.0	0.0
Loss for the period	(7,684.9)	(8,736.6)

Expenses and income not included in loss
Items which may in future be regrouped into the comprehensive income statement under certain conditions
Translation differences resulting from the conversion of foreign business operations	-410.6	596.0
Other income total	(410.6)	596.0

Total loss for the period	(8,095.5)	(8,140.6)

Basic/diluted earnings per share in EUR	(0.18)	(0.23)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Biofrontera AG Half-year financial report as at June 30, 2018	25

Condensed consolidated statement of changes in equity for the first half of the 2018 and 2017 financial years

	Ordinary	Subscribed share capital	Capital reserve	Capital from foreign currency conversion adjustments	Accumulated loss	Total
	shares number	EUR thousands	EUR thousands	EUR thousands	EUR thousands	EUR thousands
Balance as of 1 January 2017	37,722,433	37,722.4	98,676.8	(154.2)	(120,402.9)	15,842.1
Conversion from convertible bond 2016/2021	26,700	26.7	74.5	0.0	0.0	101.2
Conversion from convertible bond 2017/2022	667,295	667.3	1,836.0	0.0	0.0	2,503.3
Foreign currency conversion adjustment	0	0.0	0.0	596.0	0.0	596.0
Increase in capital reserve from the stock option programme	0	0.0	82.8	0.0	0.0	82.8
Loss for the period	0	0.0	0.0	0.0	(8,736.6)	(8,736.6)
Balance as of 30 June 2017	38,416,428	38,416.4	100,670.1	441.8	(129,139.5)	10,388.9
Conversion from convertible bond 2017/2022	400	0.4	1.2	0.0	0.0	1.6
Foreign currency conversion adjustment	0	0.0	0.0	257.8	0.0	257.8
Increase in capital reserve from the stock option programme	0	0.0	98.0	0.0	0.0	98.0
Loss for the period	0	0.0	0.0	0.0	(7,365.7)	(7,365.7)
Balance as of 31 December 2017	38,416,828	38,416.8	100,769.3	699.6	(136,505.2)	3,380.5
Capital increase	6,000,000	6,000.0	18,000.0	0.0	0.0	24,000.0
Conversion from convertible bond 2016/2021	6,874	6.9	25,8	0.0	0.0	32,7
Conversion from convertible bond 2017/2022	10,778	10.8	41,5	0.0	0.0	52,3
Conversion of stock options from the stock option programme	72,500	72.5	172.1	0.0	0.0	244.6
Foreign currency conversion adjustment	0	0.0	0.0	(410.6)	0.0	(410.6)
Costs of equity procurement	0	0.0	(2,432.0)	0.0	0.0	(2,432.0)
Increase in capital reserve from the stock option programme	0	0.0	130.3	0.0	0.0	130.3
Loss for the period	0	0.0	0.0	0.0	(7,684.9)	(7,684.9)
Balance as of 30 June 2018	44,506,980	44,507.0	116,707.0	288.9	(144,190.1)	17,312.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

26	Biofrontera AG Half-year financial report as at June 30, 2018

Condensed consolidated statement of cash flows for the first half of the 2018 and 2017 financial years

EUR thousands	6M 2018	6M 2017
Cash flows from operations
Loss for the period	(7,684.9)	(8,736.6)
Adjustments to reconcile profit/loss for the period to cash flow into operations
Financial result	1,062.1	325.4
Depreciation	397.7	443.8
Non-cash expenses and income	(292.9)	789.2
Changes in operating assets and liabilities
Trade receivables	(462.0)	422.0
Other assets and income tax assets	(204.7)	372.4
Inventories	755.0	(188.1)
Trade payables	(375.5)	(1,644.6)
Provisions	185.2	66.1
Other liabilities	(213.5)	63.4
Cash flow used in operating activities	(6,833.5)	(8,087.0)

Cash flows from investing activities
Purchase of intangible and tangible assets	(178.8)	(203.7)
Interest received	0	1.8
Proceeds from sale of intangible and tangible assets	2.2	9.7
Net cash flow used in investment activities	(176.6)	(192.2)

Cash flows from financing activities
Proceeds from the issue of shares	24,000.0	0.0
Equity procurement costs	(1,768.0)	0.0
Proceeds from issue of convertible bonds 2017/2022	0.0	4,999.0
Proceeds from the exercise of employee stock options	244.6	0.0
Interest paid	(271.8)	(394.4)
Repayment of convertible bond 2016/2021	(50.3)	0.0
Net cash flows from financing activities	22,154.5	4,604.6

Net increase (decrease) in cash and cash equivalents	15,144.4	(3,674.6)
Changes from currency differences	23.6	0.0
Cash and cash equivalents at the start of the period	11,083.0	15,126.1
Cash and cash equivalents at the end of the period	26,251.0	11,451.5

Composition of cash and cash equivalents
Cash and cash equivalents	26,251.0	11,451.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

Biofrontera AG Half-year financial report as at June 30, 2018	27

Notes to the condensed consolidated financial statements as of 30 June 2018

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of Cologne District Court, Department B under No. 49717, and its wholly-owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH, all with head office at Hemmelrather Weg 201, 51377 Leverkusen, Germany, and Biofrontera Inc., which is based in Wakefield, Massachusetts, research, develop and market dermatological products. Biofrontera AG is the parent company that prepares the consolidated financial statements for the group. The company’s strategic objective is to position itself globally as a pharmaceuticals company specialising in photodynamic therapy (PDT). Focus areas of activity include further expanding our products’ sales, as well as extending the approvals of Ameluz® to include further indications to enhance its brand potential. Biofrontera AG (hereinafter also the “company” or “Biofrontera”) pursues this goal along with its subsidiaries. All the companies together form the “Biofrontera Group”, or “Group”.

The Biofrontera Group was the first German start-up pharmaceutical company to receive centralized European and U.S. drug approval for an independently developed drug, Ameluz®. In December 2011, Ameluz® was approved in Europe to treat light and moderate actinic keratosis. In September 2016, European approval was expanded to treat field cancerisation and in January 2017 to treat basal cell carcinoma. In May 2016, the FDA issued approval in the U.S. for lesion-directed and field-directed treatment of actinic keratosis in combination with the red-light lamp BF-RhodoLED®. In addition, a range of cosmetic products is being marketed. The first product in this range, belixos® Creme, was launched in the autumn of 2009. A hair tonic, belixos® Liquid, was introduced in the spring of 2014 and a belixos® Gel skin care for rosacea and acne was launched at the beginning of December 2014. In July 2015, this was followed by belixos® Protect, a daily cream with protective anti-ageing properties especially for light-damaged skin. belixos® Body Creme has arisen to address significant demand for larger packaging of the belixos® Creme and is ideal for application on larger body areas. Two further clinical development projects, one a dermatological project and one for the prevention of migraines, have been spun off into dedicated subsidiaries and are not being actively pursued at this time.

The product Ameluz® (development name BF-200 ALA), which was approved in Europe at the end of 2011, has been tested for European approval in one Phase II and two Phase III clinical trials to treat actinic keratosis. In preparation for approval in the U.S., two Phase I trials and a further Phase III trial were conducted. Ameluz® consists of a combination of the drug aminolevulinic acid (ALA) and a patent-protected nanoemulsion (BF-200), with the latter chemically stabilizing the ALA and enhancing its skin penetration. The clinical results regarding the treatment of actinic keratosis have shown its clear superiority to the competitor product against which it was compared to in the Phase III trials. An application for centralized European approval was submitted on 1 September 2010, and this approval was granted by the European Commission on 16 December 2011. Ameluz® has been sold in Germany since February 2012 and in several other European countries since autumn 2012. In September 2016, approval was expanded to treat field cancerisation, in other words, larger related areas permeated by tumour cells. Approval in the U.S. occurred on 10 May 2016, which opened up the world’s largest healthcare market to Biofrontera. Market launch occurred in October 2016. A further Phase III trial to treat basal cell carcinoma formed the basis for the expansion of the existing EU approval for this indication, which was issued in January 2017. Furthermore, Ameluz® was tested in a Phase III trial for the application of daylight PDT in a direct comparison with the competitor product, and this trial formed the basis for issuing the approval for this therapy type in March 2018. In August 2017, the FDA confirmed in writing the approval procedure that was agreed with Biofrontera at a formal meeting for the treatment of basal cell carcinoma with Ameluz®. We have meanwhile largely reached agreement with the FDA concerning the protocol for the Phase III trials for basal cell carcinoma, and plan to start patient recruitment in September.

In November 2012, Biofrontera’s BF-RhodoLED® PDT lamp received EU approval for use as a medical device and has since been sold together with Ameluz®. In Europe, doctors can opt to use any of the lamps approved for PDT, whereas in the U.S. the approval of Ameluz® is combined with utilisation of the BF-RhodoLED® lamp. It is consequently approved as a combination product along with Ameluz®.

28	Biofrontera AG Half-year financial report as at June 30, 2018

In July 2016, the company signed a research partnership agreement with Maruho Co., Ltd, (“Maruho”) to research possibilities to jointly develop pharmaceutical products based on Biofrontera’s proprietary nanoemulsion technology. As part of the Phase 1 of the partnership, which concluded on 31 March 2018, Biofrontera and Maruho tested potential formulations for various brand generics in Europe. Stable compounds were developed for some, but not all, tested substances and combinations. Maruho bore all research and development costs incurred as part of Phase 1 of the partnership. Both companies share the understanding that the newly developed IP as part of Phase 1 is the joint property of Biofrontera and Maruho, and that the previously existing IP, especially Biofrontera’s patented nanoemulsion, remains the property of the respective company. To date, Biofrontera and Maruho have not made any binding agreements concerning marketing rights and are currently considering continuing their research partnership based on a new agreement. However, no statement has yet been made concerning the details and timing of such a new agreement.

Project BF-derm1, which is not being actively pursued at present, was tested in a three-part Phase II trial for the treatment of chronic, antihistamine-resistant urticaria. The trial demonstrated the drug’s good efficacy, which reduced the intensity of urticaria rashes and itching as well as reducing the amount of drowsiness-inducing antihistamines required by patients.

Project BF-1 is an innovative substance that is intended to be used for migraine prophylaxis. The substance was administered to healthy subjects for the first time towards the end of 2006, by intravenous injection and in tablet form. The company received the results of this trial in early 2007. They show that the substance is almost completely absorbed in the intestine, and that it takes around two days for 50% of the substance to be broken down or excreted. These results are an excellent starting point to develop the substance for administration in tablet form.

The intention is to finance the development of both BF-derm1 and BF-1 independently of Biofrontera’s normal budget by seeking funding providers who will benefit directly from the development of these products. For this reason, the two projects were acquired by Biofrontera AG and transferred as shareholder contributions to the two subsidiaries Biofrontera Development GmbH and Biofrontera Neuroscience GmbH, which were formed in December 2012. The product BF-derm1, which is intended for the treatment of severe chronic urticaria, is now the responsibility of Biofrontera Development GmbH, while the product BF-1, which is intended for the prophylactic treatment of migraines, is the responsibility of Biofrontera Neuroscience GmbH. This outsourcing of development candidates has created a structure through which the financing of the further development of these two products was uncoupled from the normal Group financing. As a result, the company’s short-term financial plans can focus on the market launch of Ameluz® in North America and the extension of its range of indications, as well as the establishment of the Group as a specialist pharmaceutical company.

Accounting policies

Pursuant to the regulations of Section 115 of the German Securities Trading Act (WpHG), in combination with Section 117 WpHG, this half-year financial report as of 30 June 2018 comprises condensed interim consolidated financial statements, an interim Group management report and a responsibility statement pursuant to the regulations of Section 264 (2) sentence 3, Section 289 (1) sentence 5 of the German Commercial Code (HGB).

The condensed interim consolidated financial statements as of 30 June 2018 of Biofrontera AG were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) as well as the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) for “Interim Financial Reporting” in accordance with IAS 34, as applicable in the European Union. As a consequence, they do not include all information and disclosures required for consolidated financial statements, and for this reason should be read in connection with the consolidated financial statements for the financial year ending 31 December 2017.

As part of preparing the condensed interim consolidated financial statements, the Management Board must make assumptions that affect the application of accounting policies within the Group, and the reporting of assets and liabilities as well as income and expenses. Actual amounts can differ from such estimates. The results achieved during the first half of the 2018 financial year do not enable any predictions to be made about trends during the further course of business.

Biofrontera AG Half-year financial report as at June 30, 2018	27

Apart from the new or amended IFRS standards and interpretations described below, the accounting policies applied in the preparation of the consolidated financial statements as of 31 December 2017 were adopted unchanged for the preparation of these condensed interim consolidated financial statements. As of 1 January 2018, IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) were applied for the first time.

The first-time application of IFRS 15 did not have any effects except for the extended disclosure requirements. IFRS 9 contains revised requirements for the classification and measurement of financial assets, including impairment regulations, supplements the regulations for hedge accounting and requires more extensive disclosure obligations.

The application of IFRS 9 had the following effects on the classification of financial assets and liabilities:

Pursuant to IAS 39, all financial assets were allocated to the loans & receivables category in an amount of EUR 13,215 thousand Pursuant to IFRS 9, these were allocated to the “Hold” category and continue to be measured at amortised cost.

The other liabilities pursuant to IAS 39 in an amount of EUR 13,614 thousand are now allocated to the “financial liabilities at amortized cost” category pursuant to IFRS 9. The financial liabilities of EUR 552 thousand measured at fair value through profit or loss pursuant to IAS 39 are allocated to the “financial liabilities measured at fair value through profit or loss” category pursuant to IFRS 9.

For a more reliable and relevant presentation, the accrued liabilities are no longer recognized under provisions but under the respective liabilities if they show a significantly lower degree of uncertainty. The previous year’s figures have been reclassified without affecting net income.

In relation to the other accounting policies, we also refer in this connection to the notes to the consolidated financial statements for the financial year ending 31 December 2017.

The interim reporting as of 30 June 2018 contains no separate segment-based reporting, as the activities of the Biofrontera Group are limited to a single business segment in terms of the definition in IFRS 8. All business operations focus on the product Ameluz®, including the supplementary products BF-RhodoLED® (PDT lamp) and Belixos®, and are monitored and managed internally on a uniform basis accordingly.

This half-year financial report of Biofrontera AG was approved for publication by a Management Board resolution on 31 August 2018.

Rounding differences can arise in the tables due to commercial rounding.

Convertible bond 2017/2022

The company’s Management Board passed a resolution to issue a convertible bond on 23 December 2016. This EUR 5.0 million bond was fully placed in January 2017. The initial conversion price for the bond amounted to EUR 3.50, to EUR 4.00 from 1 April 2017 and to EUR 5.00 from 1 January 2018. On 15 March 2018, the conversion price was adjusted to EUR 4.75 in accordance with Section 12 of the bond’s terms and conditions. The bonds carry 6% annual interest on their par value from 1 February 2017. The bond will be redeemed in cash on 1 January 2022 unless converted previously. As of 30 June 2018, bonds with a nominal amount of EUR 2,390,900 had been converted into the company’s shares.

Employee stock option programme 2010

In the first half of fiscal 2018, a total of 72,500 options were granted under the employee stock option plan. The expenses posted in the reporting period amount to EUR 5 thousand (previous year: EUR 26 thousand).

30	Biofrontera AG Half-year financial report as at June 30, 2018

Employee stock option programme 2015

After the end of the 2010 employee share option programme, the company’s AGM on 28 August 2015 authorised the Management and Supervisory boards until 27 August 2020 to issue to Management Board members and employees up to 1,814,984 subscription rights to up to EUR 1,814,984 of the company’s ordinary registered shares according to the more detailed specifics of the authorisation resolutions. Further related provisions were specified in the invitation to the AGM and are available on the company’s website (2015 option programme).

On 18 April 2016, a total of 425,000 options were issued for the first time from the potential 1,814,914 share options (exercise price: EUR 2.49 per option). On 1 December 2016, a further 130,500 options (second tranche) were issued with an exercise price of EUR 3.28 each. On 28 April 2017, a further 329,000 options (third tranche) were issued with an exercise price of EUR 4.02 each. On 28 November 2017, a further 300,500 options (fourth tranche) were issued with an exercise price of EUR 3.33 each. On 7 May 2018, 180,000 options (fifth tranche) were issued with an exercise price of EUR 5.73 each. A total of 94,500 options were forfeited by employees leaving the company. Due to the blocking period, no options have yet been exercised or forfeited. As a consequence, 449,984 options are still outstanding on 30 June 2018. The expenditure recognised in the reporting period was EUR 125 thousand (previous year: EUR 56 thousand).

In March 2018, the exercise prices were adjusted pursuant to Section 13 of the option terms and conditions. The exercise price now amounts for the first tranche to EUR 2.25, for the second tranche to EUR 3.04, for the third tranche to EUR 3.78 and for the fourth tranche to EUR 3.09.

Earnings per share

Earnings per share are calculated by dividing net consolidated income by the weighted average number of outstanding shares during the year in accordance with IAS 33 (“Earnings per Share”).

	30 June 2018	30 June 2017
Weighted average number of ordinary shares outstanding (on average)	43,661,206	37,730,066
Net loss for the year in EUR	(7,684.9)	(8,736.6)
Basic/diluted earnings per share in EUR	(0.18)	(0.23)

Disclosures according to IFRS 15

	01.01.-30.06.2018			01.01.-30.06.2017
Revenue	Sales revenue	Development revenue	Other	Sales revenue	Development revenue	Other
Germany	1,184	0	0	1.103	0	0
Europe	1,211	0	0	732	0	0
U.S.	6,443	0	0	2,386	0	0
Other regions	0	91	40	0	785	0
Total	8,838	91	40	4,221	785	0

In the USA, BF RhodoLED® lamps are also offered under leasing agreements. In the first six months of 2018, we generated income of EUR 58 thousand from operating leases (previous year: 0). We also generated EUR 81 thousand of financing lease revenue in the reporting period (previous year: 0).

Biofrontera AG Half-year financial report as at June 30, 2018	31

Reporting on financial instruments

Based on the input factors used at the valuation methods fair values are divided into different steps of the fair value hierarchy:

Level 1: Fair value valuations using prices listed on active markets (not adjusted) for identical assets or liabilities.

Level 2: Fair value valuations using inputs for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.

Level 3: Fair value valuations using inputs for the asset or liability that are not based on observable market data (unobservable input data).

Biofrontera only has financial instruments at levels 1 and 3. During the first half of 2018, no reclassifications between the individual levels of the fair value hierarchy were implemented. In the case of the financial liabilities, the non-current and current financial liabilities are allocated to Level 1 (EUR 12.0 million; 31 December 2017: EUR 11.9 million) and Level 3 (performance components of the EIB loan (EUR 1.0 million, 31 December 2017: EUR 0.6 million).

The financial assets and liabilities are subdivided into measurement categories with the following carrying amounts:

Financial assets (EUR thousands)	Fair Value as of 30/06/2018	Carrying amount as of 30/06/2018	Fair Value as of 31/12/2017	Carrying amount as of 31/12/2017
Category: Held
Liquid assets	26,251	26,251	11,083	11,083
Trade accounts receivable	2,023	2,023	1,561	1,561
Miscellaneous current financial receivables and assets	892	892	571	571
Total	29,166	29,166	13,215	13,215

Financial liabilities (EUR thousands)	Fair Value as of 30/06/2018	Carrying amount as of 30/06/2018	Fair Value as of 31/12/2017	Carrying amount as of 31/12/2017
Financial liablities at amortised costs
Financial liabilities	169	169	171	171
Current trade accounts payable	1,244	1,244	1,620	1,620
Other financial liabilities current	53	53	20	20
Financial liabilities non-current	11,993	11,993	11,803	11,803
	13,459	13,459	13,614	13,614
Financial liabilities measured through profit or loss

Financial liabilities non-current	1,030	1,030	552	552
Total	14,489	14,489	14,166	14,166

Members of the Supervisory Board

One change relating to the following Supervisory Board member occurred during the first half of 2017: The Cologne District Court appointed Mr. Reinhard Eyring as a member of the Supervisory Board until the Ordinary AGM 2018 as successor to Mr. Mark Reeth, who stepped down as of 31 October 2017. At the AGM on 11 July 2018, Mr. Eyring was then elected to the Supervisory Board until the end of the AGM that approves the discharge for the financial year ending on 31 December 2020.

Related party disclosures

In July 2016, Biofrontera AG signed a research partnership agreement (“Collaboration and Partnership Agreement”) with Maruho Co., Ltd. As part of the Phase 1 of the partnership, Biofrontera and Maruho tested potential formulations for various brand generics in Europe. According to this agreement’s provisions, Biofrontera, as part of research services, conducted the requisite work for the exploratory research of these product candidates. Maruho bore the related costs.

This development partnership generated revenue of EUR 91 thousand in the first half of 2018 (prior-year period: EUR 785 thousand). As of 30 June 2018, no receivables are due from Maruho (31 December 2017: EUR 124 thousand).

The partnership ended on 31 March 2018. Biofrontera and Maruho are currently considering continuing their research partnership based on a new agreement. No decision has yet been made concerning the details and timing of such a new agreement.

In the first half of 2018, no further significant reportable transactions or relationships with related parties existed beyond the aforementioned matter.

32	Biofrontera AG Half-year financial report as at June 30, 2018

Significant events after the reporting date

The following significant events in the company’s development occurred after the end of the reporting period:

On 12 July, Biofrontera incorporated, a wholly-owned subsidiary of Biofrontera AG, submitted a lawsuit alleging unfair competition and market manipulation against DUSA at the Orange County Superior Court in the U.S. state of California (see section “Litigation” starting on page 18).

On 26 July, the company announced that it had concluded the patient recruitment for a further Phase III trial with Ameluz®. In the trial, the safety and efficacy of conventional photodynamic therapy with Ameluz® and the BF-RhodoLED® lamp is to be investigated for the treatment of actinic keratosis on the extremities or the trunk and neck. The conclusion of patient recruitment represents the important milestone for achieving the expanded application for Ameluz®. It is anticipated that the application for approval will be submitted in the third quarter of 2019.

On August 7, 2018, Deutsche Balaton AG filed an action for rescission and nullity as well as a positive declaratory action with regard to certain resolutions of the AGM of the Company on July 11, 2018 (see section “Litigation” starting on page 18).

On 9 August 2018, Deutsche Balaton Biotech AG notified pursuant to Section 23 (1) Clauses 1 and 2 of the German Securities Acquisition and Takeover Act (WpÜG) that it had acquired a total of 1,286,401 shares as part of the voluntary purchase offer which it had published on 28 May 2018 and modified on 20 July 2018. As a consequence, the bidder and persons acting jointly with the bidder hold a total of 7,098,576 Biofrontera shares as well as 2,995 ADS. This corresponds to an interest of around 18.84% of the share capital and voting rights of the target company.

On August 16, 2018, Biofrontera reported the award of a 5-year contract with the U.S. Department of Veterans Affairs (VA) for the sale of Ameluz® in combination with the medical device BF-RhodoLED®. This contract allows Biofrontera to offer Ameluz® to all VA as well as U.S. Department of Defense medical facilities. It further validates the efficacy of Ameluz® and allows more patients to receive effective treatment.

Leverkusen, 31 August 2018

Prof. Dr. Hermann Lübbert	Thomas Schaffer	Christoph Dünwald
Chief Executive Officer	Chief Financial Officer	Chief Sales and Marketing Officer

Biofrontera AG Half-year financial report as at June 30, 2018	33

Certification following the auditor’s review

To Biofrontera AG, Leverkusen

We have reviewed the condensed interim consolidated financial statements – comprising the condensed statement of financial position, the condensed statement of profit or loss and other comprehensive income for the period, the condensed statement of changes in equity, the condensed statement of cash flows and selected explanatory notes – and the interim group management report of Biofrontera AG, for the period from 1 January 2018 to 30 June 2018 which form part of the half-year financial reporting in accordance with section 115 German Securities Trading Act (Wertpapierhandelsgesetz – WpHG).

The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the German Securities Trading Act applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of Company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statements audit, we cannot issue an auditor’s report.

Based on our review no matters have come to our attention that cause us to believe that the condensed interim consolidated financial statements of Biofrontera AG have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Düsseldorf, 31 August 2018

Warth & Klein Grant Thornton AG

Wirtschaftsprüfungsgesellschaft

Prof. Dr. Thomas Senger	Michael Gottschalk
German Public Auditor	German Public Auditor

Biofrontera AG Half-year financial report as at June 30, 2018	34

Published by

Biofrontera AG

Hemmelrather Weg 201

D-51377 Leverkusen

Telephone:	+ 49 (0) 214 87 63 2 0
Fax:	+ 49 (0) 214 87 63 2 90
Email:	info@biofrontera.com

www.biofrontera.com

Investor Relations

Thomas Schaffer

Pamela Keck

Telephone:	+ 49 (0) 214 87 63 2 0
Email:	ir@biofrontera.com

Concept and Design

Instinctif Partners

www.instinctif.com

35	Biofrontera AG Half-year financial report as at June 30, 2018

Financial, conference and roadshow calendar

	13 September 2018	Lake Street Capital Markets 2018 Best Ideas Growth (BIG) Conference, New York, NY
	24 – 27 September 2018	Baader Investment Conference, München
	29 -30 October 2018	Dawson James Small Cap Growth Conference, Miami, FL
	26 -28 November 2018	Analyst Conference 2018, Deutsches Eigenkapitalforum, Frankfurt
	29 November 2018	Benchmark Microcap Discovery Conference, Chicago, IL
	16 November 2018	Third quarter 2018 interim report
	4 – 6 December 2018	LD Micro: Main Event, Los Angeles, CA

Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen
Telephone: + 49 (0) 214 87 63 2 0
Fax: + 49 (0) 214 87 63 2 90
Email: ir@biofrontera.com
www.biofrontera.com